FOR IMMEDIATE RELEASE

         ICAHN RECEIVES LEGAL OPINION SUPPORTING NABISCO SPINOFF

New York, NY - Monday, April 12, 1999 - Carl Icahn, who is conducting a proxy fight against the management of RJR Nabisco, announced today that the law firm of Stroock & Stroock & Lavan has just completed a 150 page report to his High River Limited Partnership on, "The Nabisco Spinoff: Civil Liability and the Tobacco Industry." Stroock & Stroock & Lavan, a nationally recognized firm with substantial expertise in product liability and fraudulent conveyance analyses, concluded in the report that a spinoff of RJR's Nabisco unit -- an action that Mr. Icahn favors as the quickest and best way to build shareholder value in RJR
- would not constitute a fraudulent conveyance. The report also concluded that no court injunction would be issued against such a spinoff, assuming plaintiffs even attempted to obtain one. Regarding an injunction, the report further stated, "Not only is the legal burden heavy, but that is also the enormous financial burden requiring that a Tobacco Plaintiff post an injunction bond commensurate with the financial magnitude of the spinoff - approximately $9 billion."

Additionally, Stroock informed Mr. Icahn that, upon request, they would issue an opinion to the RJR Board, based upon the report in its entirety, a copy of which is being filed today with the Securities and Exchange Commission, that a spinoff of Nabisco would not be a fraudulent conveyance.

Mr. Icahn stated that, if elected, his board would immediately spin off Nabisco. Mr. Icahn noted that at today's prices, this would mean RJR shareholders would be receiving a tax-tree dividend of Nabisco stock worth $28 per share. In addition, they would continue to own the tobacco company, which is generating cash flow of well over $1 billion per year and would be paying a $1.70 dividend. Today RJR sells for $24.

Mr. Icahn stated, "Throughout my career I have seen many absurdly undervalued situations as a result of boards' mistakes and failures to act. But I have never seen a situation as absurd as this one. It is unconscionable that RJR's Board is refusing to allow their shareholders to realize the great increase in value that the Nabisco spinoff would create. I do not understand why RJR's Board refuses to embrace an action that is so clearly in the interest of their shareholders. The only reason I can conceive of is fear. The Board must be afraid future tobacco claimants may hold them personally liable for this act. I call on the Board either to spin off Nabisco or to step aside. I also call on the Board to do nothing irreversible to block the spin off of Nabisco before shareholders can have an opportunity to vote on the future of their investment in their company."

The participants in the solicitation of proxies are Carl C. Icahn ("Icahn"), High River Limited Partnership ("High River"), Riverdale LLC ("Riverdale"), Barberry Corp. ("Barberry"), Meadow Walk Limited Partnership ("Meadow Walk"), American Real Estate Holding, L.P. ("AREH"), American Real Estate Partners, L.P. ("AREP"), American Property Investors ("API"), Beckton Corp. ("Beckton"), and Icahn & Co., ("Icahn & Co."), all of which entities are affiliates of Icahn.

High River is the direct beneficial owner of 18,020,800 shares ("Shares") of RJR Nabisco Holding Corp. ("RJR") common stock. Riverdale is the indirect beneficial owner of 18,020,800 Shares. Barberry is the indirect beneficial owner of 1,256,700 Shares. Meadow Walk is the direct beneficial owner of 1,256,700 Shares. AREH is the direct beneficial owner of 6,448,200 Shares. Each of AREP, API and Beckton are indirect beneficial owners of 6,448,200 Shares.

Riverdale, the general partner of High River, is over 99 percent owned by Icahn. Barberry, the sole general partner of Meadow Walk, is wholly owned by Icahn. American Property Investors, the general partner of both AREH and AREP, is wholly owned by Beckton, which is wholly owned by Icahn. As such, Icahn may be deemed to be the indirect beneficial owner of 25,725,700 Shares.

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Walter G. Montgomery                  Susan Gordon
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